SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX	+1 202 736 8715 SVONALTHANN@SIDLEY.COM

April 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger

Eiko Yaoita Pyles

Re:	Penguin Solutions, Inc.

Form 10-K for the Fiscal Year Ended August 30, 2024

Filed October 24, 2024

File No. 001-38102

Ladies and Gentlemen:

On behalf of our client, Penguin Solutions, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated April 2, 2025 concerning the Company’s annual report on Form 10-K for the fiscal year ended August 30, 2024, filed October 24, 2024. We have reviewed and discussed your comments with representatives of the Company, which has instructed us to submit the responses set forth in this letter on its behalf. For your convenience, each comment is repeated in italics below.

Form 10-K for the Fiscal Year Ended August 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 61

1.

We note that you intend to wind down manufacturing and discontinue the sale of certain legacy products offered through your Penguin Edge business and anticipate that the goodwill of the Penguin Edge reporting unit of $16.1 million may become further impaired in future periods. In future filings, please provide information for investors to assess the probability of future goodwill impairment charges related to this reporting unit. If the reporting unit is at risk of failing, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. In the Company’s quarterly report on Form 10-Q for the quarter ended February 28, 2025, filed on April 2, 2025, the Company provided further updates regarding the expected completion timeline for the previously-announced wind down of certain aspects of the Penguin Edge reporting unit, now anticipated to be completed by approximately the end of 2025, as well as recent and expected impairments to associated goodwill, as set forth in the following disclosure on page 31:

During the second quarter of 2023, we initiated a plan pursuant to which we intend to wind down manufacturing and discontinue the sale of certain legacy products offered through our Penguin Edge business by approximately the end of 2025. In connection therewith and with the preparation of the financial statements included in this Quarterly Report, we assessed goodwill associated with our Penguin Edge business within our Advanced Computing segment and concluded it was partially impaired. As a result, we recorded a charge of $6.1 million in the second quarter of 2025 to impair the carrying value of Advanced Computing goodwill. We currently anticipate that the goodwill of the Penguin Edge reporting unit of $10.0 million as of February 28, 2025 will become further impaired in future periods.

In light of the Company’s plans to wind down the business and its current expectation of future further impairment of related goodwill, the Company does not believe that there is material uncertainty regarding the likelihood of future impairment. Instead, the Company believes that such impairment is probable. In addition, following the impairment described above, as of the end of the second quarter of fiscal year 2025 (“FY25”), the fair value of the Penguin Edge business was equal to its carrying value. In future filings, if the Company’s situation requires and to the extent material, the Company will disclose the percentage by which fair value exceeded carrying value at the date of the most recent test, the degree of uncertainty associated with the assumptions, and potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Notes to Consolidated Financial Statements

Other Operating (Income) Expense, page 97

2.

We note your disclosure that in 2024 and 2023, you initiated plans that included workforce reductions and the elimination of certain projects across your businesses. In connection therewith, you recorded restructure charges of $ 7.1 million and $ 7.0 million in 2024 and 2023, respectively, primarily for employee severance costs and other benefits. To the extent this amount is material to operating and/or net income, please revise to include the disclosures set forth in ASC 420-10-50-1. See also Staff Accounting Bulletin Topic 5.P.4.

Response: We respectfully acknowledge the Staff’s comment. In future filings, to the extent the Company’s restructure charges are material to its operating and/or net income, the Company will include the applicable disclosures set forth in ASC 420-10-50-1, including disclosures regarding communication of any plans regarding workforce reductions or the elimination of certain projects as well as additional detail regarding the timing of any payment of liability balances. With regard to the $7.1 million and $7.0 million restructure charges, these disclosures will include the information already presented in our Form 10-K for the fiscal year ended August 30, 2024, filed on October 24, 2024, in the Consolidated Statement of Operations (page 68), the Other Operating (Income) Expense note (page 97), and the Segment and Other Information section (page 102). We will also include that these restructure charges consisted solely of employee severance and other benefit costs, reflected in Other Operating (Income) Expense in the Consolidated Statement of Operations. In addition, we will disclose that these charges were primarily concentrated in the period management defined, committed, and communicated the plan, and that therefore, they were accrued and recorded in the period announced, with the related liability typically settled within the subsequent twelve months. While we believe the liability balances are not material, we will reconcile the restructuring liability balances by specifying that the fiscal year 2024 (“FY24”) beginning restructuring liability balance of $1.4M was fully settled in FY24, and the FY24 ending restructuring liability balance of $0.8M is expected to be fully settled in FY25.

Income Taxes, page 98

3.

We note that you released $69.8 million of your deferred tax valuation allowance during the year ended August 25, 2023. With reference to ASC 740-10-30-16 through 25, provide us with a comprehensive analysis to support this release. In this regard, explain the positive and negative evidence that you considered, how that evidence was weighted and how that evidence led you to determine it was appropriate to release a portion of the valuation allowance. Additionally, describe the anticipated future trends included in your projections of future taxable income and the amount of pre-tax income that you need to generate to realize your deferred tax assets.

Response: We respectfully acknowledge the Staff’s comment. In the past, the Company maintained a valuation allowance against the deferred tax assets (“DTAs”) of its US consolidated group (the “US Group”) due primarily to the US Group’s historic generation of net operating losses (“NOLs”). For example, for fiscal year 2021 (“FY21”), the US Group experienced a tax loss of ($22.9) million. However, the US Group generated significant profits beginning in the third quarter of fiscal year 2022 (“FY22”) and continuing through the end of fiscal year 2023 (“FY23”). For FY22, the US Group generated taxable income of $12.4 million, and for FY23, the US Group generated taxable income of $41.0 million. As of FY23 year-end, the US Group had a 12-quarter cumulative income position, having generated $30.5 million of taxable income in the aggregate over that period. We note that these figures represent the “taxable income” of our US Group under US federal income tax law, which differs from the pre-tax income of our Cayman Islands parent reported under GAAP in our Form 10-Ks. The shift in profitability of the US Group was due in part to the Company’s position in a growth industry—artificial intelligence and related applications—as discussed in more detail below.

At the end of FY23, the Company reversed its valuation allowance on the US Group DTAs upon considering both positive and negative evidence relevant to the decision, including recent history of profitability, market trends, forecasted profitability, historical ability to use NOLs or tax credit carryforward prior to expiration, industry cyclicality, and operating and macroeconomic risks relevant to the Company, as discussed in more detail below.

The positive evidence considered at the end of FY23 was:

1)	The US Group had an objectively verifiable 12-quarter cumulative history of profits as of the end of FY23.

2)

The US Group operates in a growth industry. Our Advanced Computing[1] segment offers specialized solutions and services for artificial intelligence, high-performance computing, machine learning, advanced modeling and the internet of things, and it is objectively verifiable that it has experienced growth driven by the increased adoption and usage of artificial intelligence and related applications.

3)

As of the end of FY23, the Company projected future profitability and continued growth into FY24, which in turn forecasted future taxable income for the US Group, exclusive of reversing temporary differences and carryforwards. Although the Company considered its objectively verifiable earnings history in forecasting future results, it notes that its forecasted income for FY24 was more favorable than its FY23 earnings, albeit less objectively verifiable. This differential was due in part to the Company’s objectively verifiable position in a growth industry and the anticipated future trend of continued growth in that industry.

[1]	Referred to as Intelligent Platform Solutions, or “IPS,” through October 14, 2024.

4)

The US Group had an objectively verifiable history of using NOLs and tax credit carryforwards before they expired: during FY23, the US Group generated significant US federal taxable income (before special deductions and the application of NOL carryforwards) and used all available NOLs and tax credit carryforwards that were not subject to IRC section 382 limitations or uncertain tax position reduction. As of the end of FY23, the net DTA remaining on the Company’s balance sheet was approximately $73.3 million. As of the end of FY23, based on the preceding historical performance, forecast of future growth, and consideration of expirations, the Company expected to utilize remaining NOLs and tax credit carryforwards prior to expiration.

The negative evidence considered at the end of FY23 related to the Company, and in particular certain business segments of the Company, operating in cyclical industries, where the timing of cycles can make it more difficult to accurately forecast profitability for certain periods. Furthermore, at that time, the Company considered certain of its businesses to be in a cyclical downturn, though there were some signs of recovery. In addition, the Company’s forecast as of the end of FY23 for FY24 was subject to risks related to business execution and worldwide economic conditions, as summarized in the Company’s public filings. In prior years, these and other factors had resulted in difficulty accurately projecting future results. The negative evidence, which is based on industry trends and the realization of possible but uncertain risks, is less objectively verifiable.

In weighting the evidence, the Company assigned more weight to the objectively verifiable factors underlying the analysis, including the US Group’s recent cumulative profitability and history of using NOLs and tax credit carryforwards before they expired. The Company assigned comparatively less weight to the evidence, both positive and negative, that was less objectively verifiable insofar as it used objectively verifiable market data, worldwide economic conditions, Company market share, and past performance to make predictions regarding future performance. In this regard, the Company observes that there was more objectively verifiable positive evidence than negative evidence, in addition to there being more positive evidence overall.

Based on management’s review of all available evidence and the sources of taxable income, the Company concluded that, as of the end of FY23, it was more-likely-than-not that the US Group would be able to realize its DTAs and that a full valuation allowance was not required. As a result, the Company released the valuation allowance against the US Group’s DTAs in the end of the fourth quarter of FY23, resulting in a GAAP benefit to the Company’s provision for income taxes of ($69.8) million.

As of the end of FY23, the US Group’s expected profitability levels were projected to exceed the minimum amount of taxable income required to realize the US Group’s DTAs reinstated through the valuation allowance release. At the end of FY23, to realize its deferred tax assets, the US Group needed (i) an estimated taxable income of $32 million for FY24 (less than its taxable income the prior fiscal year) and (ii) to remain profitable on a long-term basis thereafter.

The actual financial results from FY24 validated the FY24 forecast that the Company relied upon when deciding to release the valuation allowance at the end of FY23. In FY24, the US Group experienced profitability, and the business continued to grow, further increasing the US Group’s cumulative 12-quarter profitability. As a result, the US Group has to date experienced three consecutive years of net income (FY22, FY23, and FY24). The Company’s second quarter FY25 earnings, which the Company reported on April 2, 2025, also validate the decision made by the Company to release the valuation allowance at the end of FY23.

Please feel free to contact me at 202-736-8715 or svonalthann@sidley.com with any questions or comments. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Sara von Althann

Sara von Althann

cc:	Nate Olmstead, Penguin Solutions, Inc.

Anne Kuykendall, Penguin Solutions, Inc.

Martin Wellington, Sidley Austin LLP